UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 February 2012
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Final Results

2011 FULL YEAR RESULTS

Year ended 31 December	2011	2010	% change
	€m	€ m
Sales revenue	18,081	17,173	Up 5%
EBITDA*	1,656	1,615	Up 3%
Impairment charges	(32)	(124)
Operating profit (EBIT)*	871	698	Up 25%
Profit before tax and impairment charges	743	658	Up 13%
Profit before tax	711	534	Up 33%
	€ cent	€ cent
Earnings per share	82.6	61.3	Up 35%
Cash earnings per share	194.0	194.6	No change
Dividend per share	62.5	62.5	No change

    *  EBIT (earnings before interest and tax) and EBITDA (earnings before interest, tax, depreciation, amortisation and impairment charges) exclude profit on disposals and CRH's share of associates' profit after tax.

• EBITDA of €1,656 million; November guidance - approximately €1.6 billion

• Profit before tax and impairment of €743 million; November guidance - €678 to €708 million

• Impairment charges of €32 million, significantly lower than 2010 (€124 million)

• Profit before tax of €711 million, €177 million ahead of 2010

• Earnings per share 35% ahead of last year at 82.6c (2010: 61.3c)

• Dividend per share again maintained at 62.5c

• Total development spend of €610 million on 45 acquisitions and investments

• Capital expenditure of €576 million

• Proceeds from disposals amounted to €492 million

• Year-end net debt of €3.5 billion; net debt/EBITDA of 2.1x, EBITDA/net interest 6.4x

• Balance sheet remains one of the strongest in the sector

• Inclusion in FTSE 100 and FTSE All Share indices from mid-December 2011

Myles Lee, Chief Executive, said today:
"The positive profit outcome for 2011 demonstrates the advantages of CRH's product and sectoral end-use balance and the benefits of the extensive reorganisation and restructuring measures implemented in response to the exceptionally difficult markets of recent years.

Assuming no major economic or energy market dislocations, we expect to generate further like-for-like revenue growth in 2012 with the achievement of targeted price increases a key priority. This combined with benefits from acquisitions completed in 2011 leads us to expect further progress in the year ahead".

Announced Tuesday, 28 February 2012

2011 FULL YEAR RESULTS

OVERVIEW

Trading in the early months of 2011 benefited from a much more favourable weather backdrop than at the start of 2010. Reported sales revenue for the first half increased by 7%; on a like-for-like basis, excluding the impact of acquisitions, divestments and translation, underlying sales increased by 5%. With increased strains in financial markets, the pace of underlying growth, particularly in core Eurozone markets, slowed through the third quarter while heavy September rainfall in parts of the United States also had an adverse impact. However, a strong finish to the year with mild November/December weather conditions resulted in a 4% second-half sales increase (5% underlying).

Overall sales revenue for the year of €18.1 billion was ahead of 2010. The underlying increase of 5% comprised a volume increase of approximately 3% and an increase of approximately 2% in average selling prices. This level of price increase, achieved in highly competitive markets, was not sufficient to recover the higher input costs experienced across the Group.

EBITDA of €1,656 million was ahead of 2010 (€1,615 million) and of the guidance provided in our November 2011 updating statement. EBITDA is stated after charges of €61 million (2010: €100 million) related to our on-going cost reduction programme.

Depreciation and amortisation charges amounted to €785 million (2010: €917 million), including impairment charges of €21 million (2010: €102 million) relating to subsidiaries and joint ventures. In addition, impairment charges of €11 million (2010: €22 million) relating to associates are included in the Group's reported €42 million share of associates' profit after tax, bringing total impairment charges to €32 million, a significant reduction compared with charges of €124 million recorded in 2010.

Operating profit (EBIT) increased by 25% to €871 million. Profit before tax and impairment charges, at €743 million, was €85 million higher than 2010, ahead of the guidance in our November update. After impairment charges, profit before tax of €711 million and earnings per share of 82.6c were both, as indicated in the November update, significantly ahead of 2010.

The results include the proportionate consolidation of joint ventures in the Group's income statement, cash flow statement and balance sheet while the Group's share of associates' profit after tax is included as a single line item in arriving at Group profit before tax.

Note 3 on page 17 analyses the key components of 2011 performance.

DIVIDEND

The Board is recommending a final dividend of 44c per share, in line with the final dividend for 2010. This gives a total dividend of 62.5c for the year, maintained at last year's level. It is proposed to pay the final dividend on 14 May 2012 to shareholders registered at the close of business on 9 March 2012. A scrip dividend alternative will be offered to shareholders.

DEVELOPMENT AND PORTFOLIO REVIEW

Total acquisition spend for 2011 amounted to €610 million (2010: €567 million) on a total of 45 bolt-on transactions which will contribute annualised sales of c. €500 million, of which €157 million has been reflected in our 2011 results.

Expenditure of €163 million in the first half included 22 acquisition and investment initiatives across all six operating segments strengthening our existing market positions and adding valuable and well-located aggregates reserves. The second half of the year saw a step-up in the pace of development activity with expenditure of €447 million on 23 acquisitions including the VVM Group in Belgium, an important strategic add-on for our existing Benelux-based Cementbouw business. We also saw a welcome return to development activity in our Americas Distribution business which added a total of 24 branches in 4 transactions in the second half of 2011.

Total proceeds from completed disposals in 2011 amounted to €492 million. The previously announced divestments of Europe Products' Insulation and Climate Control businesses, together with the disposal of our 35% associate investment in the Trialis distribution business in France, were completed in the first half of the year, while the second half saw the sale of our seawater magnesia operation in Ireland. The sales impact of these disposals, and of the disposal in November 2010 of our Ivy Steel business in the United States, was a reduction of €469 million in 2011.

COST REDUCTION PROGRAMME

Our cost reduction initiatives delivered incremental savings of €154 million in 2011, in line with our guidance in November; this brings cumulative annualised savings under the cost reduction programme to approximately €2 billion since 2007, of which over 40% is permanent in nature. We continue to seek opportunities to generate sustainable savings, and we expect to extend the programme in 2012 with further initiatives which will improve our operational performance and enhance our competitive position in the light of current market conditions.
During 2011 we incurred costs of €61 million in implementing the savings, bringing the cumulative total cost of implementation of the programme to €428 million.

FINANCE

Net finance costs of €257 million for the year were slightly higher than last year (2010: €247 million). The effective tax rate (tax charge as a % of pre-tax profit) at 16.0% was below 2010 (17.8%).

Year-end net debt of €3.5 billion was in line with December 2010. Net debt to EBITDA cover improved to 2.1x (2010: 2.2x) and EBITDA/net interest cover for the year was 6.4x (2010: 6.5x). The Group remains in a very strong financial position with €1.3 billion of cash and cash equivalents and liquid investments at year-end; 99% of the Group's gross debt was term/bond debt or drawn under committed term facilities, 91% of which mature after more than one year. With the benefit of the €1.5 billion syndicated 5-year facility which the Group put in place with 13 major international banks during 2011, undrawn committed facilities at 31 December amounted to €1.9 billion.

The combination of strong debt metrics, significant liquidity, and a well-balanced profile of debt maturities over the coming years means that CRH continues to have one of the strongest balance sheets in the sector.

In December 2011, changes in the Group's listing arrangements facilitated the inclusion of CRH in the FTSE 100 and FTSE All Share indices, a move which we believe will increase the Group's attractiveness to a wider international investor base. CRH continues to be included in the MSCI Europe indices, the EuroStoxx indices and in the ISEQ 20 and ISEQ Overall indices, among others.

OUTLOOK

In Europe, the European Central Bank's long Term Refinancing Operations which commenced in late December have eased the pressures on funding in the Eurozone banking sector. However, the banking sector remains highly leveraged and continuing reductions in bank balance sheets are leading to lower corporate and personal lending. These factors are contributing to the current uncertainty in relation to the growth outlook for Europe in 2012. In the Americas, the flow of economic data in the US has been incrementally positive since the third quarter of 2011, with on-going favourable job creation numbers and an improving growth outlook after a soft patch in the economy in mid-2011. These indicators suggest that the US should avoid a double-dip recession with some commentators now projecting more robust GDP growth in 2012 than that achieved overall in 2011.

It is still too early to assess the effect of recent financial market volatility on European construction prospects for 2012 although first half demand seems likely to suffer some impact. Nevertheless, for the year as a whole we currently expect resilient demand in Poland and Germany and only modest declines from a strong 2011 in Finland and Switzerland (these four countries accounted for roughly a quarter of 2011 Group sales), while our recently-commissioned cement plant in Ukraine will yield major operational improvements. Activity in our other European markets is likely to be more subdued than in 2011.  While the outlook for the Benelux and France (together almost 20% of 2011 Group sales) has weakened, our significant Repair, Maintenance and Improvement (RMI) exposures in these countries should once again support performance in 2012. In the Americas, indications of a likely pick-up in new housing activity in the US have strengthened over recent months while there is increasing evidence that non-residential markets are beginning to bottom out. With the current extension to the Federal Highway Funding programme expiring at end-March, political debate on a renewed programme, or on further extensions to the existing programme, has intensified. Our expectation is that an extension at a funding level close to that provided for 2011 will eventually be agreed for 2012.

Assuming no major economic or energy market dislocations, we expect to generate further like-for-like revenue growth in 2012 with the achievement of targeted price increases a key priority. This combined with benefits from acquisitions completed in 2011 leads us to expect further progress in the year ahead.

SEGMENT REVIEW

EUROPE MATERIALS

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+12%	2,985	2,665	+320	+243	+110	-35	-	+2
EBITDA*	+3%	436	423	+13	-18	+17	-1	+14	+1
Op.profit*	+5%	264	251	+13	-13	+10	-	+14	+2
EBITDA/sales		14.6%	15.9%
Op.profit/sales		8.8%	9.4%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €19 million (2010: €33 million)

No impairment charges were incurred (2010: nil)

Like-for-like sales increased by 9% in 2011, with improved construction activity in the more stable European economies and stronger growth in the developing economies to the east more than offsetting declines in western and south- western Europe. With the benefit of contributions from acquisitions, profits were ahead of last year; however good improvements in pricing as the year progressed, together with greater alternative fuel usage, did not offset the impact of lower benefits from trading of CO2 allowances and margins declined. Excluding the impact of CO2 allowances (€38 million in 2011 compared with €67 million in 2010), underlying EBITDA increased by €11 million for the year (and by €33 million in the second half), EBITDA margin was stable and our operating profit margin improved.

2011 saw a further pick-up in acquisition activity with €232 million spent on a total of 7 transactions, of which the most significant was the expansion of the Division's activities in Benelux with the acquisition of VVM, a cement grinding and readymixed concrete business in Belgium. We continued to invest in our associate Yatai Building Materials as it expanded its presence in northeastern China. In 2011 we sold Premier Periclase, our Irish seawater magnesia operation.

Ireland, Portugal, Spain  (15% of EBITDA)
In Ireland, activity again fell and cement volumes were 16% lower than 2010. Our cost and capacity reduction programmes continued during 2011. With lower restructuring charges operating losses reduced compared with 2010.  In
Portugal, activity levels, particularly in the public sector, fell steeply and cement volumes were 15% lower. Our 49% joint venture, Secil, was impacted by the reduced domestic construction activity, although prices improved and Secil maintained a high level of exports. Overall operating profit was down on 2010. In Spain, construction activity fell by a further 19% with declines across all sectors and results were lower than 2010.

Switzerland, Finland, Benelux  (45% of EBITDA)
Construction activity in Switzerland remained robust in 2011; however, the strength of the Swiss Franc contributed to some pricing pressures in the second half of the year. With the help of acquisitions, volumes in both our cement and aggregates operations continued to be strong and operating profit improved. Construction output in Finland grew by almost 3%, led by increased activity in the residential sector. Non-residential construction recovered slightly, while infrastructure volumes were steady. Overall cement volumes increased by 14% and this, combined with good volumes in our downstream businesses, on-going cost reduction programmes and increased use of alternatives fuels, led to increased operating profit. In the Benelux, our readymixed concrete and aggregates business benefited from higher volumes; in an increasingly competitive environment underlying operating profit was marginally ahead of 2010. VVM, acquired in August 2011, has traded in line with expectations.

Central and Eastern Europe, Eastern Mediterranean, Asia (40% of EBITDA)
In Poland, construction activity was very strong particularly in the second half of the year. Our cement volumes were up 16%, and aggregates and concrete volumes were also well ahead of 2010 mainly due to completion of infrastructure projects in advance of the European football championship in mid-2012. Activity in the residential market started to recover after two weak years. Some price improvement was achieved which, combined with the increased volumes, resulted in a significant improvement in operating profit. In Ukraine, cement volumes were up 17%. Although clinker production from the new kiln commenced in the second half, results were affected by the higher running costs of the old plant and the overall operating result was lower. In Turkey, while domestic cement volumes for our 50% joint venture in the Aegean region increased by 20% compared with 2010, export volumes fell, resulting in a total net volume increase of 7%. Operating profit was higher than 2010. In southern India, market demand weakened across our 50% cement joint venture's core markets; however, price improvements delivered higher operating profit. In China, further growth in construction, driven primarily by improved residential activity and a continued roll-out of major infrastructure projects, saw cement demand grow by over 10% in the northeastern region, where our wholly-owned and 26% associate operations are located. In this environment, volumes, selling prices and profitability moved ahead strongly.

EUROPE PRODUCTS

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	-6%	2,648	2,817	-169	+175	+20	-364	-	-
EBITDA*	-2%	194	198	-4	+9	+3	-8	-8	-
Op.profit*	n/m	66	11	+55	+19	+1	+3	+31	+1
EBITDA/sales		7.3%	7.0%
Op.profit/sales		2.5%	0.4%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €24 million (2010: €16 million)

Impairment charges of €15 million were incurred (2010: €54 million)

Overall, Europe Products experienced better trading conditions in 2011 although it was a mixed picture across our various businesses, and reported results were impacted by divestments completed during 2011. The first half was helped by significantly better weather conditions, particularly in the early months of the year, and like-for-like sales grew by 8%.  The second half saw the rate of growth in organic sales moderate to 4% as weakening consumer confidence and further austerity measures in the Eurozone economies contributed to negative sentiment. With lower restructuring and impairment charges, second-half operating profit improved versus 2010.

2011 saw the completion of the divestment of our Insulation and Climate Control businesses, in addition to some smaller business disposals. The table above reflects the impact in 2011 of the disposal of these businesses, which had incurred a net loss in 2010 and which accounted for €48 million of the total €54 million restructuring charges in 2010.

Concrete Products  (50% of EBITDA)
Activity levels in 2011 were supported by more benign winter weather conditions in the first and fourth quarter compared with 2010. Against this, weakening consumer sentiment in the second half of the year, together with the impact of government austerity measures and higher energy input costs, resulted in slower activity in the Netherlands. This was partly offset by resilient demand in Germany and an improved performance in Denmark. With the strong first and fourth quarter performance, operating profit for the full year was significantly higher than 2010.

Our Architectural operations (tiles, pavers, blocks) were impacted by weaker consumer confidence in the second half of the year, in particular within the garden segment in Benelux, and revenues were lower than 2010. In the Netherlands, weaker government and municipal spending had a negative impact on demand. Our German operations, where we have invested in three additional plants, showed a strong performance in 2011. Overall operating profit was ahead of 2010. Our Structural operations reported operating profit well ahead of 2010 on the back of restructuring initiatives in previous years in all markets. In Denmark, our results advanced strongly. Our sand lime block business in the Netherlands and our Belgian specialty business, which supplies the residential, industrial and agricultural sector, continued to deliver strong results. Within central and eastern Europe, Hungary experienced a recovery and trading conditions in Poland remained positive. With lower restructuring costs, operating profit for the structural business was well ahead of last year.

Clay Products (15% of EBITDA)
In the UK new house completions increased during 2011; however, this improvement was partly offset by a decline in housing repair and maintenance activity, and industry brick volumes were largely in line with 2010. Although delays in recovering significant energy cost increases impacted our business, overall operating profit was ahead of 2010 as a result of efficiencies and once-off gains resulting from our restructuring programme. In
Mainland Europe our markets remained challenging. Operating profit was lower than 2010 as a result of significant production cutbacks to reduce stock levels and two further plant closures in Germany.

Building Products (35% of EBITDA)
This group reported a 3% increase in sales from continuing businesses for the year. Volumes increased slightly, however market pressure on sales prices and higher raw material input costs negatively affected margins, causing operating profit from continuing businesses to be marginally behind last year. Our Construction Accessories business, which is the market leader in Western Europe, started the year well with increased volumes in the first half.  Due to the economic uncertainty, volumes fell in the second half and, with increasing pressure on margins; overall operating profit for the year was broadly in line with 2010. The Outdoor Security business, specialising in entrance control and perimeter protection solutions, showed a mixed picture. Fencing had to cope with weaker volumes and fierce competition, resulting in a lower operating profit outcome. Our Shutters & Barriers business did very well in the beginning of 2011, but faced a more difficult second half with lower volumes than last year; however, with tight cost control, and a good market position, results were ahead of last year.

EUROPE DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	+22%	4,340	3,566	+774	+154	+486	-	-	+134
EBITDA*	+25%	267	214	+53	+12	+32	-	-	+9
Op.profit*	+41%	190	135	+55	+19	+23	-	+6	+7
EBITDA/sales		6.2%	6.0%
Op.profit/sales		4.4%	3.8%

*EBITDA and operating profit exclude profit on disposals

 Restructuring costs amounted to €4 million (2010: €4 million)

Impairment charges of €2 million were incurred (2010: €8 million)

2011 saw satisfactory like-for-like sales growth in most of our markets with both the new residential and RMI sectors benefiting from benign winter conditions at the beginning and end of the year. While the first half of the year saw a 7% increase in like-for-like sales, this moderated in the second half to bring the full year organic sales increase to 4%.   Overall operating profit and margins for the year improved as a result of better cost control and our focus on commercial excellence and procurement optimisation.

Recent acquisitions have enhanced the geographic balance of Europe Distribution's business: in 2011, approximately 35% of Europe Distribution's sales arose in the Benelux, with Switzerland accounting for almost 30%, Germany for approximately 20% and other countries, mainly France and Austria, accounting for the remaining 15%. The December 2010 acquisition of an additional 50% of Bauking in Germany, and the full-year inclusion of Sax Sanitair in Belgium (acquired in August 2010), contributed strongly to the increase in overall operating profit. In 2011 Europe Distribution acquired three Belgian specialist merchants in sanitary ware, heating and plumbing ("SHAP") materials, adding a total of 10 branches to Sax Sanitair's existing network.

Professional Builders Merchants (55% of EBITDA)
With 410 locations in six countries, Professional Builders Merchants has strong market positions in all its regions.  Overall operating profit for this business improved in 2011.

While markets in Benelux remained stable, both sales and operating profit increased during 2011. Sales levels in France increased significantly compared with 2010; despite some pressure on margins, profitability improved strongly reflecting the impact of the restructuring actions initiated in 2010. Our operations in Switzerland had another good year as a result of strong margin management and the roll-out of various excellence programmes.
Austria, which has seen a turnaround in performance in recent years, delivered a good increase in sales and a strong improvement in both margin and operating profit. In Germany, like-for-like sales in Bauking improved significantly during 2011, with strong market growth and integration benefits positively impacting operating profit.

Sanitary, Heating and Plumbing ("SHAP")  (15% of EBITDA)
Our SHAP business in Germany and Switzerland again proved to be a stable performer in 2011 with robust sales and further improved operating profit performance. Our business in Belgium performed strongly and exceeded expectations. With a total of 103 branches in three countries, our expanded SHAP business is taking shape in line with our strategy to build a European platform in the growing repair, maintenance and improvement focused SHAP market.

DIY (30% of EBITDA)
Our DIY platform in Europe operates a network of 241 stores under four different brands; Gamma and Karwei in the Benelux, Bauking in Germany and MaxMat in Portugal. With lower restructuring costs in 2011, overall DIY operating profit was ahead of 2010.

In the Netherlands, weakening consumer confidence as the year progressed resulted in lower sales in 2011. Despite this market development, we were able to maintain our operating profit with better margins as a result of a successful purchasing programme, our strong focus on efficient store operations and cost-control programmes. In Belgium our network of 19 stores reported stable sales but better operating profit. With increasing consumer confidence and continued strong focus on costs, operating profit for Bauking's 47-store DIY network in Germany improved to satisfactory levels. The economic environment in Portugal became more difficult and sales declined further; operating results remained at the level of 2010.

AMERICAS MATERIALS

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	-	4,395	4,417	-22	+59	+130	-	-	-211
EBITDA*	-6%	530	566	-36	-37	+20	-	+8	-27
Op.profit*	-8%	264	288	-24	-28	+10	-	+8	-14
EBITDA/sales		12.1%	12.8%
Op.profit/sales		6.0%	6.5%

* EBITDA and operating profit exclude profit on disposals

Restructuring costs were €9 million (2010: €17 million)

No impairment charges were incurred (2010: nil)

While sales revenue remained stable, energy cost increases and pricing pressures presented considerable challenges throughout 2011. Aggressive actions to reduce variable and fixed costs moderated the decline in operating profit.  Overall US Dollar EBITDA was 2% lower than 2010 with operating profit down 4%.

Americas Materials completed 19 acquisitions in 2011 with a total spend of €218 million, adding 23 quarries (538 million tonnes of reserves), 13 asphalt plants and 9 readymixed concrete plants with annual production of 5.5 million tonnes of aggregates, 1.6 million tonnes of asphalt and 0.3 million cubic metres of readymixed concrete.

Energy and Other Costs:
The price of bitumen, a key component of asphalt mix, rose by 14% in 2011 following a similar increase in 2010. Prices of diesel and gasoline, important inputs to aggregates, readymixed concrete and paving operations, increased by 30% and 28% respectively. The price of energy used at our asphalt plants, consisting of fuel oil, recycled oil, electricity and natural gas, increased by 19%. As a result, energy costs as a proportion of sales rose by over two percentage points. Against this backdrop and with on-going competitive pressures, we continued to improve efficiency, reduce cost, increase the use of recycled materials, and raise quality and service levels to customers while maintaining price discipline. As a result, our overall margin decline was limited to less than one percentage point.

Aggregates:
Like-for-like volumes increased by 4%, with total aggregates volumes including acquisitions up 10%.  Volume gains were driven primarily by an increase in sales of lower value materials on a number of large projects.  Accordingly, average like-for-like prices fell by 1% reflecting the lower value product mix. Operating profit improved as gains in efficiency more than offset higher energy costs, resulting in a 2% reduction in unit production costs.

Asphalt:
Like-for-like volumes were 1% lower than in 2010. Including acquisitions, volumes were flat. Unit cost increased 8% with higher bitumen and burner fuel cost more than offsetting the benefit of greater recycled asphalt usage.  Challenging trading conditions limited our like-for-like asphalt price increase to 5% and accordingly our overall margin for this business declined.

Readymixed Concrete:
Volumes increased by 10% on a like-for-like basis with total volume including acquisitions up 13%. In a very competitive environment average prices declined by 1% on a like-for-like basis and, with a 1% increase in unit cost, margins declined. With better volumes however, profitability was similar to last year.

Paving and Construction Services:
While sales revenue remained broadly unchanged, margins were lower due to continued severe competition for infrastructure projects and rising input and energy costs.

Regional Performance

East (65% of EBITDA)
The East region, comprising operations in 22 states, is organised into four divisions; the most important states in the region are Ohio, New York, Florida, Michigan, New Jersey, Pennsylvania and West Virginia. Overall operating profit was lower than 2010. Performance in our Mid-Atlantic division continued to be strong in 2011. Despite continuing weak markets in the Southeast, the operating result was higher than 2010 as restructuring initiatives positively impacted performance. Operating profit in our Northeast and Central divisions was only moderately lower than in 2010 despite significant margin pressures and particularly adverse weather conditions in the spring and autumn.

West (35% of EBITDA)
The West region also has operations in 22 states, the most important of which are Utah, Texas, Washington, Missouri, Iowa, Kansas and Mississippi, and is organised into three divisions. Overall operating profit was lower. In our Central West division, which experienced disruptions to first-half construction activity in certain markets caused by the flooding of the Mississippi river and its tributaries, operating profit was lower than in 2010 as both public and private activity declined. Our Mountain West and Northwest divisions benefited from large jobs and moderately improved market demand leading to increases in volume. Both of these divisions delivered improved profits.

AMERICAS PRODUCTS

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restr/Impair	Exchange
Sales revenue	-4%	2,378	2,469	-91	+51	+37	-70	-	-109
EBITDA*	+6%	164	154	+10	-26	+7	+8	+25	-4
Op.profit*	n/m	42	(24)	+66	-16	+6	+13	+61	+2
EBITDA/sales		6.9%	6.2%
Op.profit/sales		1.8%	-1.0%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs amounted to €4 million (2010: €29 million)

 Impairment charges of €4 million were incurred (2010: €40 million)

2011 saw the pace of decline in our markets moderate significantly, and we saw some top-line growth in the year. Overall like-for-like sales were 2% ahead compared with 2010. Organic profits and margins were impacted by higher fuel and other input costs, and by costs associated with the first-year roll-out of our Building Solutions programme. However, higher sales, together with the benefit of on-going cost reduction initiatives, lower restructuring and impairment costs and a full year of our reorganised Building Products group, resulted in a significant improvement in overall operating profit to €42 million (2010: loss of €24 million).

Our Building Products group completed 4 bolt-on transactions during 2011. The acquisition of a leading paving manufacturer in Canada in May was the largest transaction; this complements and strengthens our existing business in eastern Canada. In our masonry business, we acquired a small block manufacturer and distributor in Indiana in July. Our Lawn and Garden business closed on a small mulch and soils supplier serving the greater Boston market in December, while our Precast business unit acquired a Florida-based highway barrier and specialty precast manufacturer in the first half of 2011. The impact of divestments shown in the table above reflects the effect of the disposal in late 2010 of the loss-making Ivy Steel business acquired as part of the 2006 MMI acquisition.

Building Products  (75% of EBITDA)
With effect from January 2011 our architectural products and precast groups, together with the retained MMI construction accessories and fencing businesses, were combined to form the Building Products Group. This group has been successful in capturing market growth opportunities while saving costs by applying common business processes and functions.

With the benefit of acquisitions, our Architectural Products business showed modest sales growth in 2011, against a background of continuing soft residential and non-residential markets. Our Canada business, which had held up well in recent years, slowed in 2011. However, we benefited from continued stability across the full breadth of architectural products in our businesses which supply both the DIY and professional RMI segments. Cost reduction and rationalisation measures partly offset the impact of higher input costs. Results from the fencing business improved, and significantly reduced losses were recorded. Overall, this business recorded an increase in underlying operating profit for the year.

Our Precast business again suffered from weak demand and competitive pricing pressures across its markets. Further declines in the commercial sector in particular impacted results, and full-year volumes were flat compared with 2010. Our enclosures business, which had been challenged in recent years, showed a welcome improvement in profitability; however, this was more than offset by margin declines in our traditional precast activities. The construction accessories business (formerly part of MMI) was successfully absorbed into the precast organisation and losses reduced. Overall operating profit was lower, despite further progress in reducing costs.

BuildingEnvelope™ (20% of EBITDA)
Non-residential sector activity was again depressed in 2011, providing another year of very challenging markets for this group. Despite these market conditions, we were able to increase sales by 9% and improve our competitive position in our traditional Architectural Glass and Storefront business. Our on-going efforts to maintain market share, together with tight cost controls and improved processes, resulted in improved operating profit in this business after a poor 2010.   Our Engineered Glazing Systems business also improved and continued to generate favourable margins through strong execution on some large jobs which were completed in 2011.

South America  (5% of EBITDA)
While our Chile businesses continued to perform well, operating profit in our Argentina operations was much lower. Our ceramic tile business suffered from significant price competition, cost inflation pressures, and periodic production disruptions caused by natural gas shortages. Overall, while sales were higher, operating profit in our South American operations was significantly lower.

 AMERICAS DISTRIBUTION

	%			Total	Analysis of change
€ million	Change	2011	2010	Change	Organic	Acquisitions	Divestments	Restructuring	Exchange
Sales revenue	+8%	1,335	1,239	+96	+133	+22	-	-	-59
EBITDA*	+8%	65	60	+5	+9	-1	-	-	-3
Op.profit*	+22%	45	37	+8	+11	-1	-	-	-2
EBITDA/sales		4.9%	4.8%
Op.profit/sales		3.4%	3.0%

*EBITDA and operating profit exclude profit on disposals

Restructuring costs were €1million (2010: €1 million)

No impairment charges were incurred (2010: nil)

Americas Distribution, trading as Allied Building Products (Allied), showed good growth in 2011. Activity levels in both segments of our business improved and, although gross margins came under some pressure as suppliers implemented price increases, operating profit improved significantly over 2010.

Allied's organisation structure was further streamlined in 2011, providing opportunity to consolidate its market footprint and position the group for future opportunities. The business has continued its focus on purchasing, logistics and pricing initiatives and rationalisation of administrative and geographic oversight functions, thereby increasing efficiency, control and profitability. This aggressive operating approach again benefited 2011 operating results.

After three years of curtailed development activity during which the business responded to the difficult macro-economic environment with organisational changes and other cost saving initiatives, Allied had a busy year in 2011 with the completion of six acquisitions. The largest transaction, the acquisition of United Products, a 15-branch exterior distributor headquartered in Minnesota, and with branches in Minnesota, Wisconsin, North and South Dakota and Nebraska, was completed in December. United brings our network of branches in the Northern Plains to 26, and is expected to improve significantly the operational efficiency and effectiveness of our existing businesses while increasing our sales footprint in the region. In September, the acquisition of Pacific Source, a four-branch distributor providing Hawaiian builders with a broad range of products required to complete building projects, extended Allied's existing footprint in Hawaii while providing the opportunity to generate significant fixed cost synergies. The other transactions included a four-branch distributor in Philadelphia, a two-branch business in Detroit and two single-branch opportunities in Atlanta and Austin.

TriBuilt, Allied's proprietary private label brand, continued to gain strength as new products were added and market acceptance grew. The TriBuilt label has helped to differentiate Allied in the market while building an exclusive brand identity. In addition, a merchandising initiative was launched to enhance the look and feel of branch showrooms and increase the number of products available to contractors at point of purchase. The reconfigured showrooms provide a one-stop-shop for customers while increasing sales of higher margin tools and accessories.

Exterior Products (85% of EBITDA)
Allied is one of the top three roofing and siding distributors in the United States. Demand is influenced by residential and commercial replacement activity (75% of sales volume is RMI-related) with key products having an average life span of 25 years. Volumes improved in line with national shipments of asphalt shingles up 13% in the year; this was however from a very low 2010 base. Regionally, the Northeast, Mid-Atlantic, Upper Midwest and California markets have held up better and the Exterior Products division recorded further sales growth and a good advance in operating profit for the year, despite costs associated with flood damage arising from substantial September rainfall in the Northeast.

Interior Products (15% EBITDA)
This business sells wallboard, steel studs and acoustical ceiling systems to specialised contractors, and has low exposure to weather-driven replacement activity; however, it is heavily dependent on the new commercial construction market. Allied is the third largest Interior Products distributor in the US. The new construction market appears to have stabilised at historically low activity levels; shipments of wallboard, a good barometer of market activity, were generally unchanged for the year in Allied's market areas. Sales and operating performance improved, with notable recovery in some of our Western markets, helped by an increase in market share, improved cost base and the consolidation of smaller and underperforming locations.

CONSOLIDATED INCOME STATEMENT
For the financial year ended 31 December 2011

	2011	2010
	€ m	€ m
Revenue	18,081	17,173
Cost of sales	(13,179)	(12,363)
Gross profit	4,902	4,810
Operating costs	(4,031)	(4,112)
Group operating profit	871	698
Profit on disposals	55	55
Profit before finance costs	926	753
Finance costs	(262)	(255)
Finance income	33	37
Other financial expense	(28)	(29)
Group share of associates' profit after tax	42	28
Profit before tax	711	534
Income tax expense	(114)	(95)
Group profit for the financial year	597	439

Profit attributable to:
Equity holders of the Company	590	432
Non-controlling interests	7	7
Group profit for the financial year	597	439

Earnings per Ordinary Share
Basic	82.6c	61.3c
Diluted	82.6c	61.2c

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the financial year ended 31 December 2011

	2011	2010
	€ m	€ m

Group profit for the financial year	597	439

Other comprehensive income
Currency translation effects	107	519
Actuarial loss on Group defined benefit pension obligations	(278)	(33)
(Losses)/gains relating to cash flow hedges	(7)	10
Tax on items recognised directly within other comprehensive income	58	4
Net (expense)/income recognised directly within other comprehensive income		500
	(120)
Total comprehensive income for the financial year	477	939

Attributable to:
Equity holders of the Company	470	927
Non-controlling interests	7	12
Total comprehensive income for the financial year	477	939

CONSOLIDATED BALANCE SHEET

As at 31 December 2011

	2011	2010
	€ m	€ m
ASSETS
Non-current assets
Property, plant and equipment	8,936	8,892
Intangible assets	4,488	4,305
Investments accounted for using the equity method	948	1,037
Other financial assets	239	149
Derivative financial instruments	181	194
Deferred income tax assets	290	385
Total non-current assets	15,082	14,962
Current assets
Inventories	2,286	2,187
Trade and other receivables	2,663	2,419
Current income tax recoverable	8	112
Derivative financial instruments	24	14
Liquid investments	29	37
Cash and cash equivalents	1,295	1,730
Total current assets	6,305	6,499
Total assets	21,387	21,461
EQUITY
Capital and reserves attributable to the Company's equity holders
Equity share capital	247	244
Preference share capital	1	1
Share premium account	4,047	3,915
Treasury Shares and own shares	(183)	(199)
Other reserves	168	147
Foreign currency translation reserve	(119)	(226)
Retained income	6,348	6,446
	10,509	10,328
Non-controlling interests	74	83
Total equity	10,583	10,411

LIABILITIES
Non-current liabilities
Interest-bearing loans and borrowings	4,463	4,695
Derivative financial instruments	20	33
Deferred income tax liabilities	1,492	1,693
Trade and other payables	204	163
Retirement benefit obligations	664	474
Provisions for liabilities	252	253
Total non-current liabilities	7,095	7,311

Current liabilities
Trade and other payables	2,858	2,686
Current income tax liabilities	201	199
Interest-bearing loans and borrowings	519	666
Derivative financial instruments	10	54
Provisions for liabilities	121	134
Total current liabilities	3,709	3,739

Total liabilities	10,804	11,050
Total equity and liabilities	21,387	21,461

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the financial year ended 31 December 2011

	Attributable to the equity holders of the Company
			Treasury		Foreign
	Issued	Share	Shares/		currency		Non-
	share	premium	own	Other	translation	Retained	controlling	Total
	capital	account	shares	reserves	reserve	income	interests	equity
	€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January 2011	245	3,915	(199)	147	(226)	6,446	83	10,411
Group profit for 2011	-	-	-	-	-	590	7	597
Other comprehensive income	-	-	-	-	107	(227)	-	(120)
Total comprehensive income	-	-	-	-	107	363	7	477
Issue of share capital	3	132	-	-	-	-	-	135
Share-based payment
- share option schemes	-	-	-	9	-	-	-	9
- Performance Share Plan	-	-	-	12	-	-	-	12
Treasury/own shares re-issued	-	-	16	-	-	(16)	-	-
Share option exercises	-	-	-	-	-	6	-	6
Dividends	-	-	-	-	-	(445)	(9)	(454)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	(2)	(2)
Acquisition of non-controlling interests	-	-	-	-	-	(6)	(5)	(11)
At 31 December 2011	248	4,047	(183)	168	(119)	6,348	74	10,583
For the financial year ended 31 December 2010
At 1 January 2010	242	3,778	(279)	128	(740)	6,508	73	9,710
Group profit for 2010	-	-	-	-	-	432	7	439
Other comprehensive income	-	-	-	-	514	(19)	5	500
Total comprehensive income	-	-	-	-	514	413	12	939
Issue of share capital	3	137	-	-	-	-	-	140
Share-based payment
- share option schemes	-	-	-	9	-	-	-	9
- Performance Share Plan	-	-	-	10	-	-	-	10
Tax relating to share-based payment	-	-	-	-	-	(2)	-	(2)
Treasury/own shares re-issued	-	-	80	-	-	(80)	-	-
Share option exercises	-	-	-	-	-	45	-	45
Dividends	-	-	-	-	-	(438)	(6)	(444)
Non-controlling interests arising on acquisition	-	-	-	-	-	-	6	6
Acquisition of non- controlling interests	-	-	-	-	-	-	(2)	(2)
At 31 December 2010	245	3,915	(199)	147	(226)	6,446	83	10,411

CONSOLIDATED STATEMENT OF CASH FLOWS
For the financial year ended 31 December 2011

	2011	2010
	€ m	€ m
Cash flows from operating activities
Profit before tax	711	534
Finance costs (net)	257	247
Group share of associates' profit after tax	(42)	(28)
Profit on disposals	(55)	(55)
Group operating profit	871	698
Depreciation charge (including impairments)	742	786
Amortisation of intangible assets (including impairments)	43	131
Share-based payment expense	21	19
Other movements	(109)	(35)
Net movement on working capital and provisions	(211)	142
Cash generated from operations	1,357	1,741
Interest paid (including finance leases)	(239)	(283)
Decrease in liquid investments	4	33
Corporation tax paid	(96)	(100)
Net cash inflow from operating activities	1,026	1,391

Cash flows from investing activities
Proceeds from disposals (net of cash disposed)	442	188
Interest received	32	35
Dividends received from associates	20	51
Purchase of property, plant and equipment	(576)	(466)
Acquisition of subsidiaries and joint ventures (net of cash acquired)	(507)	(436)
Other investments and advances	(24)	(67)
Decrease in finance-related receivables	-	115
Deferred and contingent acquisition consideration paid	(21)	(27)
Net cash outflow from investing activities	(634)	(607)

Cash flows from financing activities
Proceeds from exercise of share options	6	45
Acquisition of non-controlling interests	(11)	(2)
Increase in interest-bearing loans, borrowings and finance leases	101	566
Net cash flow arising from derivative financial instruments	(63)	82
Repayment of interest-bearing loans, borrowings and finance leases	(552)	(885)
Dividends paid to equity holders of the Company	(310)	(298)
Dividends paid to non-controlling interests	(9)	(6)
Net cash outflow from financing activities	(838)	(498)

(Decrease)/increase in cash and cash equivalents	(446)	286

Reconciliation of opening to closing cash and cash equivalents
Cash and cash equivalents at 1 January	1,730	1,372
Translation adjustment	11	72
(Decrease)/increase in cash and cash equivalents	(446)	286
Cash and cash equivalents at 31 December	1,295	1,730

RECONCILIATION OF OPENING TO CLOSING NET DEBT
For the financial year ended 31 December 2011

	2011	2010
	€ m	€ m

Net debt at 1 January	(3,473)	(3,723)
Decrease in liquid investments	(4)	(33)
Debt in acquired companies	(47)	(37)
Debt in disposed companies	50	-
Increase in interest-bearing loans, borrowings and finance leases	(101)	(566)
Net cash flow arising from derivative financial instruments	63	(82)
Repayment of interest-bearing loans, borrowings and finance leases	552	885
(Decrease)/increase in cash and cash equivalents	(446)	286
Mark-to-market adjustment	(18)	18
Translation adjustment	(59)	(221)
Net debt at 31 December	(3,483)	(3,473)

SUPPLEMENTARY INFORMATION
Selected Explanatory Notes to the Consolidated Financial Statements

1   Basis of Preparation and Accounting Policies

Basis of Preparation

The financial information presented in this report has been prepared in accordance with the Group's accounting policies under International Financial Reporting Standards (IFRS) as approved by the European Union and as issued by the International Accounting Standards Board (IASB).

Adoption of new IFRS

A number of new IFRS and interpretations of the International Financial Reporting Interpretations Committee became effective for, and have been applied in preparing, the Group's 2011 financial statements.
The application of these standards and interpretations did not result in material changes in the Group's Consolidated Financial Statements.
Other than these changes, the financial statements have been prepared on a basis consistent with the prior year published financial statements.

The Group has adopted the following new and revised IFRS and IFRIC interpretations in respect of the 2011 year-end:

-IAS 24 Related Party Disclosures (Amendment) effective* 1 January 2011

-IAS 32 Financial Instruments: Presentation - Classification of Rights Issue (Amendment) effective 1 February 2010

-IFRIC 14 Prepayments of a Minimum Funding Requirement (Amendment) effective 1 January 2011

-IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments effective 1 July 2010

-Improvements to IFRS (May 2010) - amendments applying in respect of the 2011 financial year-end

* For annual periods beginning on or after

2 Translation of Foreign Currencies

The financial information is presented in euro. Results and cash flows of subsidiaries, joint ventures and associates based in non-euro countries have been translated into euro at average exchange rates for the year, and the related balance sheets have been translated at the rates of exchange ruling at the balance sheet date. Adjustments arising on translation of the results of non-euro subsidiaries, joint ventures and associates at average rates, and on restatement of the opening net assets at closing rates, are dealt with in a separate translation reserve within equity, net of differences on related currency borrowings. All other translation differences are taken to the income statement. The principal rates used for translation of results and balance sheets into euro were:

	Average		Year ended 31 December
euro 1 =	2011	2010	2011	2010
US Dollar	1.3922	1.3257	1.2939	1.3362
Pound Sterling	0.8679	0.8578	0.8353	0.8608
Polish Zloty	4.1212	3.9947	4.4580	3.9750
Ukrainian Hryvnya	11.1202	10.5478	10.3752	10.5676
Swiss Franc	1.2326	1.3803	1.2156	1.2504
Canadian Dollar	1.3763	1.3651	1.3215	1.3322
Argentine Peso	5.7508	5.1898	5.5746	5.2744
Turkish Lira	2.3388	1.9965	2.4432	2.0694
Indian Rupee	64.9067	60.5878	68.7130	59.7580
Chinese Renminbi	8.9968	8.9712	8.1588	8.8220

3 Key Components of 2011 Performance

€ million	Revenue	EBITDA*	Operating Profit	Profit on disposals	Finance costs	Assoc. PAT	Pre-tax profit

2010 as reported	17,173	1,615	698	55	(247)	28	534
Exchange effects	(243)	(24)	(4)	(1)	5	-	-
2010 at 2011 rates	16,930	1,591	694	54	(242)	28	534
Incremental impact in 2011 of:
- 2010/2011 acquisitions	805	78	49	-	(8)	-	41
- 2010/2011 divestments	(469)	(1)	16	17	5	(3)	35
- Restructuring costs (i)	-	39	39	-	-		39
- Impairment charges (i)	-	-	81	-	-	11	92
- Ongoing operations	815	(51)	(8)	(16)	(12)	6	(30)
2011	18,081	1,656	871	55	(257)	42	711
% change v. 2010	+5%	+3%	+ 25%				+33%

(i)     Restructuring costs amounted to €61 million in 2011 (2010: €100 million), resulting in an incremental benefit in 2011 of €39 million. Total impairment charges in 2011 were €32 million (2010: €124 million), with an incremental benefit of €92 million in 2011.

* Defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

4 Seasonality

Activity in the construction industry is characterised by cyclicality and is dependent to a significant extent on the seasonal impact of weather in the Group's operating locations, with activity in some markets reduced significantly in winter due to inclement weather. First-half sales accounted for 45% of full-year 2011 (2010: 45%), while EBITDA for the first six months of 2011 represented 35% of the full-year out-turn (2010: 32%).

5 Segmental Analysis of Revenue, EBITDA*, Operating Profit and Total Assets

	2011		2010
	€ m	%	€ m	%
Revenue
Europe Materials	2,985	16.5	2,665	15.5
Europe Products	2,648	14.6	2,817	16.4
Europe Distribution	4,340	24.0	3,566	20.8
Americas Materials	4,395	24.3	4,417	25.7
Americas Products	2,378	13.2	2,469	14.4
Americas Distribution	1,335	7.4	1,239	7.2
	18,081	100.0	17,173	100.0

Share of joint ventures	707		1,061
EBITDA*
Europe Materials	436	26.3	423	26.2
Europe Products	194	11.8	198	12.3
Europe Distribution	267	16.1	214	13.3
Americas Materials	530	32.0	566	35.0
Americas Products	164	9.9	154	9.5
Americas Distribution	65	3.9	60	3.7
	1,656	100.0	1,615	100.0

Share of joint ventures	113		128
Depreciation and amortisation (including impairments)
Europe Materials	172		172
Europe Products	128		187
Europe Distribution	77		79
Americas Materials	266		278
Americas Products	122		178
Americas Distribution	20		23
	785		917

Share of joint ventures	53		60
Operating profit
Europe Materials	264	30.3	251	36.0
Europe Products	66	7.6	11	1.6
Europe Distribution	190	21.8	135	19.3
Americas Materials	264	30.3	288	41.2
Americas Products	42	4.8	(24)	(3.4)
Americas Distribution	45	5.2	37	5.3
	871	100.0	698	100.0

Share of joint ventures	60		68

Profit on disposals
Europe Materials	14		4
Europe Products	20		13
Europe Distribution	7		21
Americas Materials	14		17
	55		55

Share of joint ventures	2		1

* Defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

	2011		2010
	€ m	%	€ m	%
Reconciliation of Group operating profit to profit before tax:
Group operating profit (analysed on page 18)	871		698
Profit on disposals	55		55
Profit before finance costs	926		753
Finance costs (net)	(257)		(247)
Group share of associates' PAT	42		28
Profit before tax	711		534

Total assets
Europe Materials	4,582	24.9	4,403	24.7
Europe Products	2,415	13.1	2,735	15.4
Europe Distribution	2,297	12.5	2,233	12.5
Americas Materials	5,915	32.2	5,495	30.9
Americas Products	2,337	12.8	2,279	12.8
Americas Distribution	827	4.5	658	3.7
	18,373	100.0	17,803	100.0
Reconciliation to total assets as reported in
the Consolidated Balance Sheet:
Investments	948		1,037
Other financial assets	239		149
Derivative financial instruments	205		208
Income tax assets	298		497
Liquid investments	29		37
Cash and cash equivalents	1,295		1,730
Total assets	21,387		21,461

The basis of segmentation and the basis of measurement of segment profits or losses are described in Note 1 to the Annual Report. Inter segment revenue is not material.

* Defined as earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

6 Earnings per Ordinary Share

The computation of basic, diluted and cash earnings per share is set out below:

	2011	2010
	€ m	€ m
Group profit for the financial year	597	439
Profit attributable to non-controlling interests	(7)	(7)
Numerator for basic and diluted earnings per Ordinary Share	590	432
Amortisation of intangible assets (including impairments)	43	131
Impairment of financial assets	11	22
Depreciation charge (including impairments)	742	786
Numerator for cash earnings per Ordinary Share (i)	1,386	1,371

	Number of	Number of
Denominator for basic earnings per Ordinary Share	Shares	Shares
Weighted average number of Ordinary Shares (millions) in issue	714.4	704.6
Effect of dilutive potential Ordinary Shares (share options)	0.3	1.0
Denominator for diluted earnings per Ordinary Share	714.7	705.6

Earnings per Ordinary Share	€ cent	€ cent
- basic	82.6	61.3
- diluted	82.6	61.2
Cash earnings per Ordinary Share(i)	194.0	194.6

(i)     Cash earnings per Ordinary Share, a non-GAAP financial measure, is presented here for information as management believes it is a useful financial indicator of a company's ability to generate cash from operations.

7 Net Debt

	2011	2010
Net debt	€ m	€ m
Non-current assets Derivative financial instruments	181	194
Current assets Derivative financial instruments	24	14
Liquid investments	29	37
Cash and cash equivalents	1,295	1,730
Non-current liabilities Interest-bearing loans and borrowings	(4,463)	(4,695)
Derivative financial instruments	(20)	(33)
Current liabilities Interest-bearing loans and borrowings	(519)	(666)
Derivative financial instruments	(10)	(54)
Total net debt	(3,483)	(3,473)
Group share of joint ventures' net debt included above	(148)	(93)

Gross debt, net of derivatives, matures as follows:	2011	2010
	€ m	€ m
Within one year	505	706
Between one and two years	543	341
Between two and five years	2,609	1,852
After five years	1,150	2,341
	4,807	5,240

Liquidity information - borrowing facilities

The Group manages its borrowing ability by entering into committed borrowing agreements. Revolving committed bank facilities are generally available to the Group for periods of up to five years from the date of inception. The undrawn committed facilities available as at the balance sheet date, in respect of which all conditions precedent had been met, mature as follows:

	2011	2010
	€ m	€ m
Within one year	135	366
Between one and two years	237	781
Between two and five years	1,538	197
After five years	28	36
	1,938	1,380

Lender covenants

The Group's major bank facilities and debt issued pursuant to Note Purchase Agreements in private placements require the Group to maintain certain financial covenants. Non-compliance with financial covenants would give the relevant lenders the right to terminate facilities and demand early repayment of any sums drawn there under thus altering the maturity profile of the Group's debt and the Group's liquidity. Calculations for financial covenants are completed half-yearly on 30 June and 31 December. CRH was in full compliance with its financial covenants throughout each of the periods presented. The Group is not aware of any stated events of default as defined in the Agreements.

The financial covenants are:

(1)  Minimum interest cover (excluding share of joint ventures) defined as PBITDA/net interest (all as defined in the relevant agreement) cover at no lower than 4.5 times. As at 31 December 2011 the ratio was 7.4 times (2010: 7.3 times).

(2)  Minimum net worth defined as total equity plus deferred tax liabilities and capital grants less repayable capital grants being in aggregate no lower than €5 billion (such minimum being adjusted for foreign exchange translation impacts). As at 31 December 2011 minimum net worth (as defined) was €12.1 billion (2010: €12.1 billion).

8 Net Finance Costs

	2011	2010
	€ m	€ m
Finance costs	262	255
Finance income	(33)	(37)
Other financial expense	28	29
Total net finance costs	257	247

The overall total is analysed as follows:

Net finance costs on interest-bearing cash and cash equivalents, loans and borrowings		237
	237
Net credit re change in fair value of derivatives	(8)	(19)
Net pension-related finance cost	7	10
Charge to unwind discount on provisions/deferred consideration	21	19
Total net finance costs	257	247
Group share of joint ventures' net finance costs included above	6	7

9 Summarised Cash Flow

	2011	2010
	€ m	€ m
Inflows
Profit before tax	711	534
Depreciation (including impairments)	742	786
Amortisation of intangibles (including impairments)	43	131
Working capital (outflow)/inflow	(161)	256
	1,335	1,707
Outflows
Tax paid	(96)	(100)
Dividends (before scrip dividend)	(445)	(438)
Capital expenditure	(576)	(466)
Other	(192)	(38)
	(1,309)	(1,042)

Operating cash inflow	26	665
Acquisitions and investments	(610)	(567)
Proceeds from disposals	492	188
Share issues (including scrip dividend)	141	185
Translation	(59)	(221)
(Increase)/decrease in net debt	(10)	250

10 Acquisitions

The principal acquisitions completed during the year ended 31 December 2011 by reportable segment, together with the completion dates, are detailed below; these transactions entailed the acquisition of an effective 100% stake except where indicated to the contrary below:

Europe Materials:  Belgium: VVM Group (2 August); Finland: Karvian Betoni and Kauhajoen Valmisbetoni (24 October); Portugal: Lafarge Portugal aggregates and readymixed concrete business (49%, JV, 30 June); Ukraine: Lviv Beton (23 May) and Odessa Cement (51%, 21 December).

Europe Products: Australia: Unicon (18 March); Belgium: Juma (25 January); France: Poussard (1 July); the Netherlands: Hylas (30 March).

Europe Distribution: Belgium: Sani Perfect (75%, 28 January), Sanibel (21 November) and Schrauwen (20 December); France: Ploton (45%, JV, 1 February); the Netherlands: assets of the De Jong group (28 November).

Americas Materials: Colorado: Isgar Reserves (16 August); Michigan: National Asphalt Products (50%, 4 May); Minnesota: New Ulm Quartzite Quarries (22 July); Mississippi: JJ Ferguson (15 February); Missouri: Everett Quarries (15 July); New Hampshire: Columbia Sand & Gravel (27 May); New Jersey: North Bergen Companies (1 August); New Mexico: readymixed concrete and sand & gravel assets of Sky Ute (15 April, also Colorado); Ohio: Sidwell reserves (18 January) and Cunningham Asphalt and Paving (30 December); Oklahoma: limestone reserves in Tulsa (24 October); Pennsylvania: Powers Stone (18 November); Texas: assets of Austin Reclaimed Materials and Shumaker Enterprises (4 February), Ironhorse Concrete (3 June) and Lindsey Contractors (4 November); Utah: Marriott reserves (4 February); Virginia: Piedmont JV (50%, 8 April) and Southside Materials JV (50%, 29 April); West Virginia:
Central Supply (30 September).

Americas Products: Québec: Transpavé (3 May); Florida: Duratek Precast Structures (13 April); Indiana: Rogers Block (22 July); Massachusetts: Outdoor World (15 December).

Americas Distribution: Georgia: American Wholesale Building Supply (14 September); Hawaii: Pacific Source (13 September); Michigan: Astro Building Products (22 June); Minnesota: United Products (19 December, also Nebraska, North Dakota, South Dakota and Wisconsin); Pennsylvania: Ivan Supply (27 October); Texas: Austin Acoustical Materials (24 June).

The following table analyses the 43 acquisitions (2010: 28 acquisitions) by reportable segment and provides details of the goodwill and consideration figures arising in each of those segments:

Reportable Segments	Number of Acquisitions		Goodwill		Consideration
	2011	2010	2011	2010	2011	2010
			€ m	€ m	€ m	€ m
Europe Materials	5	5	99	3	213	102
Europe Products	4	-	4	-	9	-
Europe Distribution	5	2	8	34	26	146*
Americas Materials	19	18	55	42	214	238
Americas Products	4	2	5	8	28	24
Americas Distribution	6	1	29	2	77	3
	43	28	200	89	567	513

* Includes profit on step acquisition in 2010

The identifiable net assets acquired, including adjustments to provisional fair values, were as follows:

	2011	2010
Assets	€ m	€ m
Non-current assets
Property, plant and equipment	339	321
Intangible assets	29	45
Investments in associates	-	4
Other financial assets	-	2
Deferred income tax assets	2	1
Total non-current assets	370	373
Current assets
Inventories	53	92
Trade and other receivables (i)	62	80
Cash and cash equivalents	24	33
Total current assets	139	205

Liabilities
Non-current liabilities
Deferred income tax liabilities	(29)	(29)
Retirement benefit obligations	-	(3)
Provisions for liabilities (stated at net present cost)	(14)	(6)
Non-current interest-bearing loans and borrowings and finance leases	(33)	(10)
Total non-current liabilities	(76)	(48)

Current liabilities
Trade and other payables	(49)	(64)
Current income tax liabilities	-	(6)
Provisions for liabilities (stated at net present cost)	(1)	(1)
Current interest-bearing loans and borrowings and finance leases	(14)	(27)
Total current liabilities	(64)	(98)

Total identifiable net assets at fair value	369	432
Goodwill arising on acquisition (ii)	207	82
Excess of fair value of identifiable net assets over consideration paid (ii)	(5)	-
Non-controlling interests*	2	(6)
Total consideration	573	508

Consideration satisfied by:
Cash payments	531	469
Deferred consideration (stated at net present cost)	14	26
Contingent consideration (iii)	28	(3)
	573	492
Profit on step acquisition	-	16
Total consideration	573	508

Net cash outflow arising on acquisition
Cash consideration	531	469
Less: cash and cash equivalents acquired	(24)	(33)
Total	507	436

* Measured at the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

10 Acquisitions - continued

None of the acquisitions completed during the financial year were considered sufficiently material to warrant separate disclosure of the attributable fair values. The initial assignment of fair values to identifiable net assets acquired has been performed on a provisional basis in respect of certain acquisitions; any amendments to these fair values made during the subsequent reporting window (within the measurement period imposed by IFRS 3) will be subject to subsequent disclosure.

(i)
The gross contractual value of trade and other receivables as at the respective dates of acquisition amounted to €65 million. The fair value of these receivables is €62 million (all of which is expected to be recoverable) and is inclusive of an aggregate allowance for impairment of €3 million.

(ii)
The principal factor contributing to the recognition of goodwill on acquisitions entered into by the Group is the realisation of cost savings and other synergies with existing entities in the Group which do not qualify for separate recognition as intangible assets. Due to the asset-intensive nature of operations in the Materials business segments, no significant intangible assets are recognised on business combinations in these segments. €82 million of the goodwill recognised in respect of acquisitions completed in 2011 is expected to be deductible for tax purposes. An excess of fair value of identifiable net assets over consideration of €5 million arose during the year and is included in operating income.

(iii)
The fair value of contingent consideration recognised at date of acquisition is €28 million, arrived at through discounting the expected payment (based on scenario modelling) to present value at the respective acquisition dates. In general, in order for contingent consideration to become payable, pre-defined profit and/or profit/net asset ratios must be exceeded. On an undiscounted basis, the corresponding future payments for which the Group may be liable range from €13 million to a maximum of €53 million. There have been no significant changes in the possible outcomes of contingent consideration recognised on acquisitions completed in 2010.

Acquisition-related costs
Acquisition-related costs amounting to €3 million have been included in operating costs in the Consolidated Income Statement.

Contingent liabilities
No contingent liabilities were recognised on the acquisitions completed during the financial year or the prior financial years.

Book to fair value reconciliation
The carrying amounts of the assets and liabilities acquired determined in accordance with IFRS before completion of the acquisition, together with the adjustments made to those carrying values to arrive at the fair values disclosed above were as follows:

	Book values	Fair value adjustments	Accounting policy alignments	Adjustments to provisional fair values	Fair value
	€ m	€ m	€ m	€ m	€ m
Non-current assets	221	151	-	(2)	370
Current assets	146	-	(1)	(6)	139
Non-current liabilities	(56)	(23)	-	3	(76)
Current liabilities	(71)	-	-	7	(64)
Non-controlling interests	-	-	-	2	2
Identifiable net assets acquired	240	128	(1)	4	371
Goodwill arising on acquisition (see ii above)	327	(128)	1	2	202
Total consideration	567	-	-	6	573

The post-acquisition impact of acquisitions completed during the year on Group profit for the financial year was as follows:

	2011	2010
	€ m	€ m
Revenue	157	174
Cost of sales	(111)	(131)
Gross profit	46	43
Operating costs	(30)	(29)
Group operating profit	16	14
Loss on disposals	(1)	-
Profit before finance costs	15	14
Finance costs (net)	(4)	(2)
Profit before tax	11	12
Income tax expense	(3)	(3)
Group profit for the financial year	8	9

The revenue and profit of the Group determined in accordance with IFRS as though the acquisitions effected during the year had been at the beginning of the year would have been as follows:

	Pro-forma 2011
	2011 acquisitions	CRH Group excluding 2011 acquisitions	Pro-forma consolidated Group	Pro-forma 2010
	€ m	€ m	€ m	€ m
Revenue	465	17,924	18,389	17,749
Group profit for the financial year	11	589	600	462

There have been no acquisitions completed subsequent to the balance sheet date which would be individually material to the Group, thereby requiring disclosure under either IFRS 3 Business Combinations or IAS 10 Events After the Balance Sheet Date. Development updates, giving details of acquisitions which do not require separate disclosure on the grounds of materiality, are published in January and July each year.

11 Business and non-current asset disposals

The following table provides an analysis of the proceeds and related profit on disposals for the years ended 31 December 2011 and 31 December 2010:

Disposal of subsidiaries and joint ventures (i)	Disposal of associate investments (ii)	Disposal of other non-current assets	Total
2011	2010	2011	2010	2011	2010	2011	2010
€ m	€ m	€ m	€ m	€ m	€ m	€ m	€ m
Proceeds (iii)	212	51	128	-	102	137	442	188
Profit	27	10	-	-	28	45	55	55

(i) This relates principally to the disposals in 2011 of the Insulation and Climate Control businesses in Europe Products.

(ii) This relates to the disposal of our 35% associate investment in the Trialis distribution business in France.

(iii)   Proceeds of €442 million (2010: €188 million) from business and non-current asset disposals are reported in cash flows from investing activities in the Consolidated Statement of cash Flows on page 14.

          In addition, the businesses divested in 2011 had interest-bearing loans and borrowings of €50 million which were assumed by the purchasers at the relevant dates of disposal; as the total impact of the 2011 divestments on reported net debt of the Group was therefore €492 million, this is the figure reported for proceeds from disposals in the summarised cash flow on page 22.

12 Retirement Benefit Obligations

The Group operates either defined benefit or defined contribution pension schemes in all of its principal operating areas.

In consultation with the actuaries to the various defined benefit pension schemes (including post-retirement healthcare obligations and long-term service commitments, where relevant), the valuations of the applicable assets and liabilities have been marked-to-market as at the end of the financial year taking account of prevailing bid values, actual investment returns, corporate bond yields and other matters such as updated actuarial valuations conducted during the year.

Financial Assumptions

The financial assumptions employed in the valuation of scheme liabilities for the current and prior years were as follows:

	Eurozone		Britain & NI		Switzerland		United States
	2011	2010	2011	2010	2011	2010	2011	2010
Rate of increase in:	%	%	%	%	%	%	%	%
- salaries	4.00	4.00	4.00	4.40	2.25	2.25	3.50	3.50
- pensions in payment	2.00	2.00	3.00-3.40	3.40-3.70	0.25	0.25	-	-
Inflation	2.00	2.00	3.00	3.40	1.25	1.50	2.00	2.00
Discount rate	5.00	5.45	4.70	5.30	2.35	2.85	4.60	5.40
Medical cost trend rate	5.25	5.25	n/a	n/a	n/a	n/a	7.00	7.50

The following table provides a reconciliation of scheme assets (at bid value) and the actuarial value of scheme liabilities (using the aforementioned assumptions):

	Assets		Liabilities		Net liability
	2011	2010	2011	2010	2011	2010
	€ m	€ m	€ m	€ m	€ m	€ m
At 1 January	1,815	1,605	(2,289)	(2,059)	(474)	(454)
Translation adjustment	38	116	(45)	(130)	(7)	(14)
Arising on acquisition	3	26	(3)	(29)	-	(3)
Disposals	-	(38)	-	43	-	5
Employer contributions paid	119	78	-	-	119	78
Employee contributions paid	15	16	(15)	(16)	-	-
Benefit payments	(101)	(99)	101	99	-	-
Past service cost	-	-	1	(2)	1	(2)
Actual return on scheme assets	(8)	129	-	-	(8)	129
Current service cost	-	-	(47)	(44)	(47)	(44)
Interest cost on scheme liabilities	-	-	(103)	(106)	(103)	(106)
Actuarial gain/(loss) arising on:
- experience variations	-	-	31	36	31	36
- changes in assumptions	-	-	(205)	(102)	(205)	(102)
Settlement/curtailment	(3)	(18)	32	21	29	3
At 31 December	1,878	1,815	(2,542)	(2,289)	(664)	(474)
Related deferred tax asset (net)					140	108
Net pension liability					(524)	(366)

13 Related Party Transactions

There have been no related party transactions or changes in related party transactions that could have had a material impact on the financial position or performance of the Group during the 2011 and 2010 financial years. Sales to and purchases from associates during the financial year ended 31 December 2011 amounted to €25 million (2010: €27 million) and €488 million (2010: €479 million) respectively. Amounts receivable from and payable to associates as at the balance sheet date are not material and are included in trade and other receivables and payables in the Consolidated Balance Sheet.

14 Events after the Balance Sheet Date

In January 2012, CRH Finance BV (a wholly-owned subsidiary) completed an issue of €500 million 7-year corporate bonds at a coupon rate of 5%, which are unconditionally guaranteed by CRH plc. Other than this matter, there have been no material events subsequent to the end of the year (31 December 2011) which would require disclosure in this report.

15 Statutory Accounts and Audit Opinion
The financial information presented in this report does not represent "full group accounts" under Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland.

Full statutory accounts for the year ended 31 December 2011 prepared in accordance with IFRS, upon which the Auditors have given an unqualified audit report, have not yet been filed with the Registrar of Companies. Full accounts for the year ended 31 December 2010, prepared in accordance with IFRS and containing an unqualified audit report, have been delivered to the Registrar of Companies.

16 Other

	2011	2010
EBITDA* interest cover (times)	6.4	6.5
EBIT** interest cover (times)	3.4	2.8
Average shares in issue (million)	714.4	704.6
Net dividend paid per share (euro cent)	62.5c	62.5c
Net dividend declared for the year (euro cent)	62.5c	62.5c
Dividend cover (Earnings per share/Dividend declared per share)	1.3x	1.0x
	€ m	€ m
Depreciation charge (including impairments) - subsidiaries	689	726
Depreciation charge (including impairments) - share of joint ventures	53	60
Amortisation of intangibles (including impairments) - subsidiaries	43	131
Commitments to purchase property, plant and equipment:
- Contracted for but not provided in the financial statements	198	305
- Authorised by the Directors but not contracted for	183	143
Market capitalisation at year-end (euro m)	11,043	10,992
Total equity at year-end (euro m)	10,583	10,411
Net debt (euro m)	3,483	3,473
Net debt as a percentage of market capitalisation	32%	32%
Net debt as a percentage of total equity	33%	33%

* EBITDA = earnings before interest, tax, depreciation, amortisation, asset impairment charges, profit on disposals and the Group's share of associates' profit after tax.

** EBIT = earnings before interest, tax, profit on disposals and the Group's share of associates' profit after tax.

17 Board Approval

This announcement was approved by the Board of Directors of CRH plc on 27 February 2012.

18 Annual Report and Annual General Meeting (AGM)

The 2011 Annual Report is expected to be published on the CRH website, www.crh.com on 27 March 2012 and posted to those shareholders who have requested a paper copy on 29 March 2012, together with details of the Scrip Dividend Offer in respect of the final 2011 dividend.  A paper copy of the Annual Report may be obtained at the Company's registered office from 29 March 2012. The Company's AGM is scheduled to be held in the Royal Marine Hotel, Dun Laoghaire, Co. Dublin at 11.00 a.m. on Wednesday, 9 May 2012.

PRINCIPAL RISKS AND UNCERTAINTIES

Under Irish Company law (Regulation 5(4)(c)(ii) of the Transparency (Directive 2004/109/EC) Regulations 2007), the Group is required to give a description of the principal risks and uncertainties which it faces. The principal risks and uncertainties, which reflect the international scope of the Group's operations and the Group's decentralised organisational structure, are as follows:

Economic, strategic and operational

•     CRH operates in cyclical industries which are influenced by global and national economic circumstances and the level of construction activity. Severe weather can reduce construction activity and lead to a decrease in demand for the Group's products in areas affected by adverse weather conditions. The Group's financial performance may also be negatively impacted by declines in governmental funding programmes (largely for infrastructure), unfavourable swings in fuel and other commodity/raw material prices and by lowered sovereign creditworthiness and related austerity measures. The adequacy and timeliness of management response to unfavourable events is critical.

•     As an international business, CRH operates in many countries with differing, and in some cases potentially fast-changing, economic, social and political conditions. Changes in these conditions or in the governmental and regulatory requirements in any of the countries in which CRH operates, and in particular in developing markets, may adversely affect CRH's business thus leading to possible impairment of financial performance and/or restrictions on future growth opportunities amongst other matters.

•     CRH faces strong volume and price competition across its activities. Given the commodity nature of many of its products, market share, and thus financial performance, will decline if CRH fails to compete successfully.

• Existing products may be replaced by substitute products which CRH does not produce or distribute leading to losses in market share and constraints on financial performance.

•     Growth through acquisition is a key element of CRH's strategy. CRH may not be able to continue to grow as contemplated in its business plan if it is unable to identify attractive targets, execute full and proper due diligence, raise funds on acceptable terms, complete such acquisition transactions, integrate the operations of the acquired businesses and realise anticipated levels of profitability and cash flows.

•     CRH does not have a controlling interest in certain of the businesses (i.e. associates and joint ventures) in which it has invested and may invest; these arrangements may require greater management of more complex business partner relationships. In addition, CRH is subject to various restrictions as a result of non-controlling interests in certain of its subsidiaries.

•     Given the decentralised structure of CRH, existing processes to recruit, develop and retain talented individuals and promote their mobility may be inadequate thus giving rise to difficulties in succession planning and potentially impeding the continued realisation of the Group's core strategy of performance and growth.

Financial and reporting

•     CRH uses financial instruments throughout its businesses giving rise to interest rate, foreign currency, credit/counterparty and liquidity risks. A downgrade of CRH's credit ratings may give rise to increases in funding costs in respect of future debt and may impair the Group's ability to raise funds on acceptable terms. In addition, against the backdrop of the heightened uncertainties, in particular in the Eurozone, insolvency of the financial institutions with which CRH conducts business (or a downgrade in their credit ratings) may lead to losses in CRH's liquid investments, derivative assets and cash and cash equivalents balances or render it more difficult either to utilise the Group's existing debt capacity or otherwise obtain financing for the Group's operations.

•    CRH operates a number of defined benefit pension schemes in certain of its operating jurisdictions. The assets and liabilities of these schemes may exhibit significant period-on-period volatility attributable primarily to asset valuations, changes in bond yields and longevity. In addition to future service contributions, significant cash contributions may be required to remediate past service deficits.

•    In its worldwide insurance programme, the Group carries appropriate levels of insurance for typical business risks (including product liability) with various leading insurance companies. However, in the event of the failure of one or more of its insurance counterparties, the Group could be impacted by losses where recovery from such counterparties is not possible.

•    CRH's activities are conducted primarily in the local currency of the country of operation resulting in low levels of foreign currency transactional risk. The principal foreign exchange risks to which the consolidated financial statements are exposed pertain to adverse movements in reported results when translated into euro (which is the Group's functional and reporting currency) together with declines in the euro value of the Group's net investments which are denominated in a wide basket of currencies other than the euro.

• Significant under-performance in any of CRH's major cash-generating units may give rise to a material write-down of goodwill which would have a substantial impact on the Group's income and equity.

Compliance and regulatory

•     CRH is subject to stringent and evolving laws, regulations, standards and best practices in the area of Corporate Social Responsibility (comprising corporate governance, environmental management and climate change (specifically capping of emissions), health and safety management and social performance) which may give rise to increased on-going remediation and/or other compliance costs and may adversely affect the
       Group's reported results and financial condition.

•    CRH is subject to many laws and regulations (both local and international) throughout the many jurisdictions in which it operates and is thus exposed to changes in those laws and regulations and to the outcome of any investigations conducted by governmental, international and other regulatory authorities, which may result in the imposition of fines and/or sanctions for non-compliance.

As demonstrated by CRH's proven record of superior performance and strong Total Shareholder Return, the Group management team has substantial and long experience in dealing with the impact of these risks. The mechanisms through which the principal risks and uncertainties are managed are addressed in the "Risk Management and Internal Control" section of the Corporate Governance Report as set out in the Annual Report.

*******

This Results Announcement contains certain forward-looking statements as defined under US legislation.
By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee	Chief Executive
Maeve Carton	Finance Director
Rossa McCann	Head of Group Finance
Éimear O'Flynn	Head of Investor Relations

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland  TELEPHONE +353.1.4041000  FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 February 2012

By:___/s/Maeve Carton___
M. Carton
Finance Director